UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One) [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form N-SAR

               For Period Ended:     March 31, 1998

               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
__________________________________________


PART I - REGISTRANT INFORMATION

                              The Care Group, Inc.
Full Name of Registrant



Former Name if Applicable


                         275 Park Avenue South
Address of Principal Executive Office (Street and Number)


                    New York, New York 10010
City, State and Zip Code






PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


     The registrant is unable to file its Quarterly Report on Form 10-Q within the prescribed time period because the registrant is still in the process of completing its Annual Report on Form 10-K for the year ended December 31, 1997. The registrant will file its Quarterly Report on Form 10-K for the quarter ended March 31, 1998 as soon as practicable after the registrant files it Annual Report on Form 10-K.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Michael Moran              212                 614-9220

          (Name)            (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                         [   ] Yes   [ X ] No




(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [   ] Yes    [   ] No   **




     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          ** The registrant has not completed its audit for the year ended December 31, 1997 and, accordingly, is not able to finalize its results of operations for the quarter ended March 31, 1998.



                                   SIGNATURES


     The Care Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                              THE CARE GROUP, INC.


Date: May 15, 1998            By:    /s/  Michael  Moran
                              Name:  Michael Moran
                              Title:    President